Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Stikeman Elliott LLP

1155 René-Lévesque Blvd. West

41st Floor

Montréal, Québec

H3B 3V2

Item 2	Date of Material Change

January 16, 2018.

Item 3	News Release

On January 17, 2018, the Company issued a news release indicating the material change, which was disseminated on the GlobeNewswire news service.

Item 4	Summary of Material Change

On January 17, 2018, the Company announced that it had, through a wholly-owned subsidiary, entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada.

Item 5.1	Full Description of Material Change

On January 17, 2018, the Company announced that it had, through a wholly-owned subsidiary, entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada.

Aeterna Zentaris will receive an upfront cash payment of US$24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, Aeterna Zentaris will be entitled to a 15% royalty on net sales up to US$75,000,000 and an 18% royalty on net sales above US$75,000,000. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), Aeterna Zentaris will be entitled to a 5% royalty on net sales in that country. In addition, Aeterna Zentaris will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	US$4,000,000 on achieving US$25,000,000 annual net sales,

•	US$10,000,000 on achieving US$50,000,000 annual net sales,

•	US$20,000,000 on achieving US$100,000,000 annual net sales,

•	US$40,000,000 on achieving US$200,000,000 annual net sales, and

•	US$100,000,000 on achieving US$500,000,000 annual net sales.

Upon approval by the U.S. Food and Drug Administration (“FDA”) of a pediatric indication for Macrilen™ (macimorelin), Aeterna Zentaris will receive a one-time milestone payment of US$5,000,000 from Strongbridge.

Strongbridge will fund 70% of the costs of a worldwide pediatric development program to be run by Aeterna Zentaris with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and Aeterna Zentaris.

The decision to license Macrilen™ (macimorelin) in the U.S. and Canada was made following a detailed review process undertaken by a committee of independent directors of Aeterna Zentaris. The committee of independent directors of Aeterna Zentaris was advised by Stifel, Nicolaus & Company, Incorporated. Aeterna Zentaris is continuing to explore various alternatives to monetizing its rights to Macimorelin in other countries around the globe, including whether to find other license partners in these jurisdictions or to use its internal resources to commercialize Macimorelin in one or more of these countries.

The Agreement has been filed on SEDAR at www.sedar.com. The foregoing description of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement.

Macrilen™ (macimorelin) is an orally-active ghrelin agonist that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. On December 20, 2017, the FDA granted Aeterna Zentaris marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”).

AGHD reportedly affects approximately 60,000 adults across the U.S. and Canada. Growth hormone not only plays an important role in growth from childhood to adulthood, but also helps promote a hormonally-balanced health status. AGHD mostly results from damage to the pituitary gland. It is usually characterized by a reduction in bone mineral density, lean body mass, exercise capacity, and overall quality of life as well as an increase of cardiovascular risks.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matter described in this report may be obtained from Michael V. Ward, Chief Executive Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9	Date of Report

January 19, 2018.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”) and under the caption “Risk Factors and Uncertainties” in our management’s discussion and analysis for the third quarter of 2017. Such statements include, but are not limited to, statements that relate to the terms of the Agreement with Strongbridge and Strongbridge’s performance of those terms, anticipated benefits of the Agreement, potential payments to Aeterna Zentaris under the Agreement, the ability of Aeterna Zentaris to achieve regulatory and commercial milestones contemplated by the Agreement, and other statements related to anticipated developments in the business of Aeterna Zentaris involving known and unknown risks and uncertainties, which could cause the actual results of Aeterna Zentaris to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, the ability of Aeterna Zentaris to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two former officers of Aeterna Zentaris, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the quarterly and annual filings of Aeterna Zentaris with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.